September 30, 2008

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re:	Change of Auditor of Reg Technologies Inc. (the “Company”)

We are writing in accordance with Section 4.11(5)(a)(i) of National Instrument 51-102

Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated September 25, 2008 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

SMYTHE RATCLIFFE LLP

“Smythe Ratcliffe LLP” (signed)

Rick Henshaw, CA
Partner

ASH/lv/109140

cc:       Reg Technologies Inc.

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com